UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Mindray Medical International Limited
(Name of Issuer)

Class A Ordinary Shares**
American Depositary Shares, each representing one Class A ordinary share
(Title of Class of Securities)

602675100
(CUSIP Number)

Li Xiting
Magic Bell Limited
Quiet Well Limited
Xu Hang
New Dragon (No. 12) Investments Limited
Jian Yao
New Phoenix Limited
Cheng Minghe
City Legend Limited

c/o Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
The People’s Republic of China
+(86) 755-8188-8666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one Class A ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Li Xiting
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000
	8.	SHARED VOTING POWER 14,900,163
	9.	SOLE DISPOSITIVE POWER 600,000
	10.	SHARED DISPOSITIVE POWER 14,900,163
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,500,163(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%(4)
14.	TYPE OF REPORTING PERSON IN

(1)         Includes (i) 193,258 Class A Ordinary Shares; (ii) 14,080,214 Class B Ordinary Shares; (iii) 626,691 ADSs, and (iv) 600,000 Class A Ordinary Shares issuable upon the exercise of stock options held by Mr. Li, which includes stock options that vest within 60 days. The outstanding Ordinary Shares and ADSs held by Mr. Li are indirectly held through UBS Trustees (BVI) Limited, the trustee of Magic Bell Trust. The assets of the Magic Bell Trust include all outstanding shares of Magic Bell Limited (“Magic Bell”), a company incorporated under the laws of the British Virgin Islands, and Quiet Well Limited, a company incorporated under the laws of the British Virgin Islands (“Quiet Well”). Magic Bell is the sole owner of Quiet Well which in turn holds the above-mentioned Ordinary Shares and ADSs. Mr. Li Xiting retains sole voting and disposition power over all the Issuer’s securities held through Magic Bell Trust.

(2)         Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)         Mr. Li Xiting may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)         Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 120,386,298 Ordinary Shares, including (i) 90,666,391 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of December 21, 2015, and (ii) 600,000 Class A Ordinary Shares underlying the stock options granted to Mr. Li which are exercisable within 60 days after the date hereof. In addition, each Class A Ordinary Share is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Mr. Li represent approximately 30.3% of the total voting rights in the Issuer as of December 21, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Magic Bell Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,900,163
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,900,163
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,900,163(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%(4)
14.	TYPE OF REPORTING PERSON CO

(1)         Includes (i) 193,258 Class A Ordinary Shares; (ii) 14,080,214 Class B Ordinary Shares; and (iii) 626,691 ADSs, held through Quiet Well.

(2)         Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)         Magic Bell may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)         Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 119,786,298 Ordinary Shares, including 90,666,391 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of December 21, 2015. In addition, each Class A Ordinary Share is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by Magic Bell represent approximately 30.1% of the total voting rights in the Issuer as of December 21, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Quiet Well Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,900,163
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,900,163
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,900,163(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%(4)
14.	TYPE OF REPORTING PERSON CO

(1)         Includes (i) 193,258 Class A Ordinary Shares; (ii) 14,080,214 Class B Ordinary Shares; and (iii) 626,691 ADSs.

(2)         Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)         Quiet Well may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)         Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 119,786,298 Ordinary Shares, including 90,666,391 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of December 21, 2015. In addition, each Class A Ordinary Share is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by Quiet Well represent approximately 30.1% of the total voting rights in the Issuer as of December 21, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Xu Hang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000
	8.	SHARED VOTING POWER 14,447,476(1)(2)
	9.	SOLE DISPOSITIVE POWER 600,000
	10.	SHARED DISPOSITIVE POWER 14,447,476(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,047,476(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%(4)
14.	TYPE OF REPORTING PERSON IN

(1)         Includes (i) 201,742 Class A Ordinary Shares held by New Dragon (No. 12) Investments Limited (“New Dragon”), of which Mr. Xu is the sole owner; (ii) 9,229,755 Class B Ordinary Shares held by New Dragon; (iii) 515,979 ADSs, which are held by Credit Suisse AG for the benefit of New Dragon; (iv) 4,000,000 Class B Ordinary Shares held by New Phoenix Limited (“New Phoenix”), wholly-owned by Mr. Xu’s wife, Ms. Jian; (v) ADSs representing 500,000 Class A Ordinary Shares, which are held by Credit Suisse AG for the benefit of New Phoenix; and (vi) 600,000 Class A Ordinary Shares issuable upon the exercise of stock options held by Mr. Xu, which includes stock options vesting within 60 days. 6,206,896 of the Class B Ordinary Shares are pledged pursuant to a Collateral Agreement as security for a credit facility made available by Credit Suisse AG to New Dragon (the “Credit Facility”).

(2)         Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)         Mr. Xu may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)         Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 120,386,298 Ordinary Shares, including (i) 90,666,391 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of December 21, 2015, and (ii) 600,000 Class A Ordinary Share underlying the stock options granted to Mr. Xu which are exercisable within 60 days after the date hereof. In addition, each Class A Ordinary Share is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Mr. Xu represent approximately 28.7% of the total voting rights in the Issuer as of December 21, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: New Dragon (No. 12) Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,947,476
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,947,476
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,947,476(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(4)
14.	TYPE OF REPORTING PERSON CO

(1)         Includes (i) 201,742 Class A Ordinary Shares; (ii) 9,229,755 Class B Ordinary Shares; and (iii) 515,979 ADSs, which are held by Credit Suisse AG for the benefit of New Dragon. 6,206,896 of the Class B Ordinary Shares are pledged as collateral for the Credit Facility.

(2)         Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)         New Dragon may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)         Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 119,786,298 Ordinary Shares, including 90,666,391 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of December 21, 2015. In addition, each Class A Ordinary Share is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by New Dragon represent approximately 19.8% of the total voting rights in the Issuer as of December 21, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Jian Yao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,500,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14.	TYPE OF REPORTING PERSON IN

(1)         Includes (i) 4,000,000 Class B Ordinary Shares held by New Phoenix; and (ii) 500,000 ADSs, which are held by Credit Suisse AG for the benefit of New Phoenix.

(2)         Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)         Ms. Jian may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)         Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 119,786,298 Ordinary Shares, including 90,666,391 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of December 21, 2015. In addition, each Class A Ordinary Share is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Ms. Jian represent approximately 8.7% of the total voting rights in the Issuer as of December 21, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: New Phoenix Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14.	TYPE OF REPORTING PERSON CO

(1)         Includes (i) 4,000,000 Class B Ordinary Shares; and (ii) 500,000 ADSs, which are held by Credit Suisse AG for the benefit of New Phoenix.

(2)         Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)         New Phoenix may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)         Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 119,786,298 Ordinary Shares, including 90,666,391 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of December 21, 2015. In addition, each Class A Ordinary Share is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by New Phoenix represent approximately 8.7% of the total voting rights in the Issuer as of December 21, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Cheng Minghe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,188,288
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,188,288
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,288(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(4)
14.	TYPE OF REPORTING PERSON IN

(1)         Includes (i) 1,809,938 Class B Ordinary Shares and (ii) 378,350 ADSs, which are held by City Legend Limited (“City Legend”). Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend.

(2)         Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)         Mr. Cheng may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)         Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 119,786,298 Ordinary Shares, including (i) 90,666,391 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of December 21, 2015. In addition, each Class A Ordinary Share is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Mr. Cheng represent approximately 4.0% of the total voting rights in the Issuer as of December 21, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: City Legend Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,188,288
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,188,288
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,288(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(4)
14.	TYPE OF REPORTING PERSON CO

(1)         Includes (i) 1,809,938 Class B Ordinary Shares and (ii) 378,350 ADSs.

(2)         Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3)         City Legend may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4)         Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 119,786,298 Ordinary Shares, including 90,666,391 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of December 21, 2015. In addition, each Class A Ordinary Share is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by City Legend represent approximately 4.0% of the total voting rights in the Issuer as of December 21, 2015.

INTRODUCTORY NOTE

This amendment No. 3 (this “Amendment No. 3”) is filed jointly by Mr. Li Xiting (“Mr. Li”), Magic Bell Limited (“Magic Bell”), Quiet Well Limited (“Quiet Well”), Mr. Xu Hang (“Mr. Xu”), New Dragon (No. 12) Investments Limited (“New Dragon”), Ms. Jian Yao (“Ms. Jian”), New Phoenix Limited (“New Phoenix”), Mr. Cheng Minghe (“Mr. Cheng”) and City Legend Limited (“City Legend”, and together with Mr. Li, Magic Bell, Quiet Well, Mr. Xu, New Dragon, Ms. Jian, New Phoenix and Mr. Cheng, the “Reporting Persons”, and each a “Reporting Person”), with respect to Mindray Medical International Limited (the “Company” or “Issuer”).

This Amendment No. 3 amends and supplements the Schedule 13D filed on June 11, 2015, as previously amended and supplemented by Amendment No. 1 filed on September 11, 2015 and Amendment No. 2 filed on November 5, 2015 by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 20, 2015, Parent, Merger Sub and the Company entered into an Amendment No. 1 to the Merger Agreement (the “Amendment No. 1”). Pursuant to the Amendment No. 1, each holder (other than any member of the Special Committee) of the Company’s restricted shares and restricted share units that are not vested on or prior to January 1, 2016 and are cancelled at the Effective Time shall receive restricted cash awards (each a “RCA” and collectively “RCAs”). Each RCA shall entitle the holder thereof to receive an amount equal to the per share merger consideration at US$28.0 in cash per Ordinary Share. The Company as the surviving corporation after the Merger shall pay each holder 50% of his or her RCAs on January 1, 2017 and the remaining 50% on January 1, 2018, except for the payment to holders who are U.S. taxpayers which shall be made in accordance with the payment timing of the settlement provisions of the related RSU award agreements. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Amendment No. 1, a copy of which is filed as Exhibit 7.09 as is incorporated herein by reference in its entirety.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions in Item 4 herein of the Amendment No. 1 are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7.09	Amendment No. 1 to the Agreement and Plan of Merger, by and among Excelsior Union Limited, Solid Union Limited and the Company, dated as of December 20, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015

Li Xiting

By:	/s/ Li Xiting

Magic Bell Limited

By:	/s/ Li Xiting
	Name:	Li Xiting
	Title:	Sole Director

Quiet Well Limited

By:	/s/ Li Xiting
	Name:	Li Xiting
	Title:	Sole Director

[Signature Page to Amendment No.3]

Xu Hang

By:	/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
	Name:	Xu Hang
	Title:	Director

Jian YAO

By:	/s/ Jian Yao

New Phoenix Limited

By:	/s/ Jian Yao
	Name:	Jian Yao
	Title:	Director

[Signature Page to Amendment No.3]

Cheng Minghe

By:	/s/ Cheng Minghe

City Legend Limited

By:	/s/ Cheng Minghe
	Name:	Cheng Minghe
	Title:	Director

[Signature Page to Amendment No.3]